SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Information Statement Pursuant to Rule 13d-1
Under the Securities Exchange Act of 1934
(Amendment No. __)*

MODIV INC.

(Name of Issuer)

Class C Common Stock, $0.001 par value per share

(Title of Class of Securities)

60784B 101

(CUSIP Number)

June 12, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*.)

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) **Group of Trophy, LLC** **83-1264758**		
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐	
3.	SEC USE ONLY		
4.	CITIZENSHIP OR PLACE OF ORGANIZATION **California Limited Liability Company**		

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER **1,312,382**
	6.	SHARED VOTING POWER **0**
	7.	SOLE DISPOSITIVE POWER **1,312,382**
	8.	SHARED DISPOSITIVE POWER **0**

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON **1,312,382 shares of Class C Common Stock**	
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 **Approximately 14.93% (based on 7,477,466 shares of Class C Common Stock issued and outstanding as of April 30, 2022 pursuant to the Modiv Inc. Form 10-Q filed with the SEC on May 16, 2022).**	
12.	TYPE OF REPORTING PERSON* **OO**	

Item 1(a).   **Name of Issuer:**

Modiv Inc.

Item 1(b).   **Address of Issuer's Principal Executive Offices:**

120 Newport Center Drive
Newport Beach, CA

Item 2(a).   **Name of Person Filing:**

Group of Trophy, LLC

Item 2(b).   **Address of Principal Business Office or, if None, Residence:**

21140 S. Avalon Blvd.
Carson, CA 90745

Item 2(c).   **Citizenship:**

California, United States of America

Item 2(d).   **Title of Class of Securities:**

Class C Common Stock, par value of $0.001 per share

Item 2(e).   **CUSIP Number:**

60784B 101

Item 3.   **If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

(a)   ☐   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)   ☐   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78o);

(c)   ☐   Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78o);

(d)   ☐   Investment Company registered under section 8 of the Investment Company Act of 1940 (15U.S.C. 80a-8);

(e)   ☐   An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)   ☐   An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)   ☐   A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)   ☐   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)   ☐   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   ☐   A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J); or

(k)   ☐   Group, in accordance with § 240.13d -1(b)(1)(ii)(K). If filing as a non- U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _____.

If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer defined in Item 1.

(a)   Amount Beneficially Owned: 1,312,382 of Class C Common Stock

(b)   Percent of Class: Approximately 14.93% (based on 7,477,466 shares of Class C Common Stock issued and outstanding as of April 30, 2022 pursuant to the Modiv Inc. Form 10-Q filed with the SEC on May 16, 2022).

(c)   Number of shares as to which such person has:

(i)   Sole power to vote or to direct the vote: 1,312,382

(ii)   Shared power to vote or to direct the vote: 0

(iii)   Sole power to dispose or to direct the disposition of: 1,312,382

(iv)   Shared power to dispose or to direct the disposition of: 0

Item 5.   Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [   ].

Instruction. **Dissolution of a group requires a response to this item.**

Not Applicable.

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person. If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Not applicable.

Item 7. **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.**

Not applicable.

Item 8. **Identification and Classification of Members of the Group. If a group has filed this schedule pursuant to § 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of each member of the group.**

Not applicable.

Item 9. **Notice of Dissolution of Group. Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.** *See* **Item 5.**

Not applicable.

Item 10. **Certifications.**

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect, other than activities solely in connection with a nomination under §240.14a-11.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2022.

/s/ Nasser Watar
Nasser Watar, Manager

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, *provided, however*, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* Rule 13d-7(b) for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (*see* 18 U.S.C. 1001).